UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  April 2019

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

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GRUPO AEROPORTUARIO DEL PACIFICO

ANNOUNCES RESULTS FOR THE SECOND QUARTER OF 2019

Guadalajara, Jalisco, Mexico, July 25, 2019 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the second quarter ended June 30, 2019. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Results 2Q19 vs. 2Q18

●	The sum of aeronautical and non-aeronautical services revenues increased by Ps. 411.4 million, or 13.2%. Total revenues increased by Ps. 214.6 million, or 6.2%.

●	Cost of services increased by Ps. 98.9 million, or 16.3%.

●	Operating income increased by Ps. 244.0 million, or 13.9%.

●	EBITDA increased by Ps. 282.9 million, or 13.2%. EBITDA margin (excluding the effects of IFRIC 12) increased from 68.7% in 2Q18 to 68.8% in 2Q19.

●	Net income and comprehensive income decreased by Ps. 332.7 million, or 21.5%, mostly due to the currency translation effect.

Operating Results

During 2Q19, total terminal passengers at the Company’s 13 airports increased by 1,085.4 thousand passengers, or 9.8%, compared to 2Q18. Over the same period, domestic passenger traffic increased by 654.1 thousand passengers, while international passenger traffic increased by 431.3 thousand passengers.

In the traffic tables below, we have reflected the users of the Cross Border Xpress (CBX) under the international passenger numbers for the Tijuana airport.

During 2Q19, the following routes opened:

Domestic Routes:

Airline	Departure	Arrival	Opening date	Frequencies
Viva Aerobus	Los Mochis	Monterrey	April 2, 2019	2 weekly frequencies
TAR	Los Mochis	Guadalajara	April 3, 2019	3 weekly frequencies
Volaris	Guadalajara	Durango	June 17, 2019	3 weekly frequencies
Viva Aerobus	Hermosillo	Cancún	June 1, 2019	2 weekly frequencies
Viva Aerobus	Los Cabos	Tijuana	June 7, 2019	2 weekly frequencies
Viva Aerobus	Tijuana	Cancún	June 8, 2019	2 weekly frequencies
Viva Aerobus	Tijuana	Mazatlán	June 8, 2019	2 weekly frequencies
Viva Aerobus	Hermosillo	Los Cabos	June 10, 2019	2 weekly frequencies
Aeromar	Puerto Vallarta	Ciudad de México	June 13, 2019	4 weekly frequencies
Volaris	Guadalajara	Queretaro	June 16, 2019	3 weekly frequencies
Volaris	Puerto Vallarta	Queretaro	June 16, 2019	2 weekly frequencies

Note: The frequency of flights on these routes is subject to change without prior notice.

International Routes:

Airline	Departure	Arrival	Opening date	Frequencies
Volaris	Puerto Vallarta	Chicago O´Hare	May 5, 2019	1 weekly frequency
Thomas Cook	Montego Bay	Manchester	May 20, 2019	1 weekly frequency
Sun Country	Montego Bay	Dallas-Fort Worth	May 24, 2019	2 weekly frequencies
Sun Country	Los Cabos	Las Vegas	June 6, 2019	2 weekly frequencies
Sun Country	Puerto Vallarta	Las Vegas	June 7, 2019	2 weekly frequencies
Volaris	Aguascalientes	Chicago Midway	June 16, 2019	2 weekly frequencies
Volaris	Puerto Vallarta	Phoenix	June 16, 2019	2 weekly frequencies

Note: The frequency of flights on these routes is subject to change without prior notice.

Domestic Terminal Passengers (in thousands):

Airport	2Q18	2Q19	Change	6M18	6M19	Change
Guadalajara	2,578.0	2,674.0	3.7%	4,945.6	5,094.4	3.0%
Tijuana 1	1,388.0	1,533.7	10.5%	2,702.4	2,894.9	7.1%
Los Cabos	412.5	490.9	19.0%	797.9	885.5	11.0%
Puerto Vallarta	408.7	479.5	17.3%	747.1	831.3	11.3%
Montego Bay	2.2	2.4	8.2%	4.1	4.2	2.2%
Guanajuato	408.3	532.3	30.4%	757.5	994.3	31.3%
Hermosillo	431.8	475.0	10.0%	833.0	859.9	3.2%
Mexicali	275.2	303.4	10.2%	539.8	569.4	5.5%
La Paz	223.9	256.3	14.5%	434.0	466.4	7.4%
Morelia	85.4	115.7	35.4%	173.8	225.9	29.9%
Aguascalientes	179.9	162.3	(9.8%)	332.7	305.2	(8.3%)
Los Mochis	83.2	103.3	24.3%	166.0	187.1	12.7%
Manzanillo	22.9	25.4	10.8%	46.0	49.2	7.0%
Total	6,500.0	7,154.1	10.1%	12,479.9	13,367.7	7.1%

 1 CBX users are classified as international passengers

International Terminal Passengers (in thousands):

Airport	2Q18	2Q19	Change	6M18	6M19	Change
Guadalajara	998.7	1,088.6	9.0%	1,981.1	2,076.7	4.8%
Tijuana 1	537.0	736.1	37.1%	1,066.4	1,394.2	30.7%
Los Cabos	929.5	963.1	3.6%	1,945.1	2,019.3	3.8%
Puerto Vallarta	698.5	713.7	2.2%	1,917.1	1,970.6	2.8%
Montego Bay	1,121.2	1,179.9	5.2%	2,315.3	2,516.2	8.7%
Guanajuato	163.8	173.8	6.1%	344.4	345.1	0.2%
Hermosillo	17.1	17.4	1.5%	35.4	34.5	(2.6%)
Mexicali	1.5	1.9	24.4%	2.8	3.3	17.2%
La Paz	3.0	3.1	2.9%	5.8	6.6	13.6%
Morelia	89.9	105.8	17.7%	180.4	207.1	14.8%
Aguascalientes	50.0	54.8	9.6%	92.2	99.3	7.7%
Los Mochis	1.5	1.9	23.7%	3.1	3.5	11.9%
Manzanillo	12.3	15.2	23.8%	53.4	52.3	(2.0%)
Total	4,623.9	5,055.2	9.3%	9,942.6	10,728.8	7.9%

1 CBX users are classified as international passengers

Total Terminal Passengers (in thousands):

Airport	2Q18	2Q19	Change	6M18	6M19	Change
Guadalajara	2,578.0	2,674.0	3.7%	4,945.6	5,094.4	3.0%
Tijuana 1	1,388.0	1,533.7	10.5%	2,702.4	2,894.9	7.1%
Los Cabos	412.5	490.9	19.0%	797.9	885.5	11.0%
Puerto Vallarta	408.7	479.5	17.3%	747.1	831.3	11.3%
Montego Bay	2.2	2.4	8.2%	4.1	4.2	2.2%
Guanajuato	408.3	532.3	30.4%	757.5	994.3	31.3%
Hermosillo	431.8	475.0	10.0%	833.0	859.9	3.2%
Mexicali	275.2	303.4	10.2%	539.8	569.4	5.5%
La Paz	223.9	256.3	14.5%	434.0	466.4	7.4%
Morelia	85.4	115.7	35.4%	173.8	225.9	29.9%
Aguascalientes	179.9	162.3	(9.8%)	332.7	305.2	(8.3%)
Los Mochis	83.2	103.3	24.3%	166.0	187.1	12.7%
Manzanillo	22.9	25.4	10.8%	46.0	49.2	7.0%
Total	6,500.0	7,154.1	10.1%	12,479.9	13,367.7	7.1%

  1 CBX users are classified as international passengers

CBX Users (in thousands):

Airport	2Q18	2Q19	Change	6M18	6M19	Change
Tijuana	516.5	723.6	40.1%	1,026.4	1,370.9	33.6%

Consolidated Results for the Second Quarter of 2019 (in thousands of pesos):

	2Q18	2Q19	Change
Revenues
Aeronautical services	2,331,424	2,577,773	10.6%
Non-aeronautical services	792,219	957,275	20.8%
Improvements to concession assets (IFRIC 12)	319,150	122,363	(61.7%)
Total revenues	3,442,794	3,657,411	6.2%

Operating costs
Costs of services:	606,387	705,304	16.3%
Employee costs	223,320	228,793	2.5%
Maintenance	107,537	148,362	38.0%
Safety, security & insurance	93,263	102,312	9.7%
Utilities	77,829	92,489	18.8%
Other operating expenses	104,438	133,348	27.7%

Technical assistance fees	99,841	113,644	13.8%
Concession taxes	275,287	292,887	6.4%
Depreciation and amortization	386,999	425,839	10.0%
Cost of improvements to concession assets (IFRIC 12)	319,150	122,363	(61.7%)
Other income	(3,245)	(5,025)	54.9%
Total operating costs	1,684,419	1,655,012	(1.7%)
Income from operations	1,758,375	2,002,399	13.9%

Financial Result	(31,188)	(235,742)	655.9%
Share of loss of associates	(995)	(3)	99.7%
Income before income taxes	1,726,192	1,766,654	2.3%
Income taxes	(537,173)	(503,081)	(6.3%)
Net income	1,189,019	1,263,573	6.3%
Currency translation effect	361,175	(45,788)	(112.7%)
Remeasurements of employee benefit – net income tax	121	(146)	(220.4%)
Comprehensive income	1,550,315	1,217,639	(21.5%)
Non-controlling interest	(76,630)	(19,763)	74.2%
Comprehensive income attributable to controlling interest	1,473,686	1,197,876	(18.7%)

	2Q18	2Q19	Change
EBITDA	2,145,373	2,428,238	13.2%
Comprehensive income	1,550,315	1,217,639	(21.5%)
Comprehensive income per share (pesos)	2.7635	2.1705	(21.5%)
Comprehensive income per ADS (US dollars)	1.4386	1.1299	(21.5%)

Operating income margin	51.1%	54.7%	7.2%
Operating income margin (excluding IFRIC 12)	56.3%	56.6%	0.6%
EBITDA margin	62.3%	66.4%	6.5%
EBITDA margin (excluding IFRIC 12)	68.7%	68.8%	0.1%
Costs of services and improvements / total revenues	26.9%	22.6%	(15.8%)
Cost of services / total revenues (excluding IFRIC 12)	19.4%	20.0%	2.8%

- Net income and comprehensive income per share were calculated based on 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 19.2089 per U.S. dollar (the noon buying rate on June 28, 2019, as published by the U.S. Federal Reserve Board).

- For purposes of the consolidation of the Montego Bay airport, the average monthly exchange rate of Ps. 19.1250 per U.S. dollar for the three months ended June 30, 2019 was used.

Revenues (2Q19 vs. 2Q18)

●	Aeronautical services revenues increased by Ps. 246.3 million, or 10.6%
●	Non-aeronautical services revenues increased by Ps. 165.1 million, or 20.8%
●	Revenues from improvements to concession assets decreased by Ps. 196.8 million, or 61.7%
●	Total revenues increased by Ps. 214.6 million, or 6.2%

-	Aeronautical services revenues include:

i.	Revenues from the Mexican airports increased by Ps. 229.2 million, or 11.6%, compared to 2Q18, generated mainly by a 10.3% increase in passenger traffic, as well as higher passenger fees after adjustments for inflation.

ii.	Revenues from the Montego Bay airport increased by Ps. 17.1 million, or 4.7%, compared to 2Q18. This was mainly due to a 5.2% increase in passenger traffic and an increase in passenger fees due to inflation, and was offset by the 1.3% appreciation of the Mexican peso against the U.S. dollar, from an average exchange rate of Ps. 19.3715 in 2Q18 to an average exchange rate of Ps. 19.1250 in 2Q19.

-	Non-aeronautical services revenues include:

i.	The Mexican airports contributed an increase of Ps. 156.6 million, or 23.9%, compared to 2Q18, mainly driven by an increase of Ps. 90.8 million in revenues from businesses operated by third parties. This was mainly due to the opening of commercial spaces for car rentals, food and beverage operations and retail stores at the Guadalajara, Puerto Vallarta and Tijuana airports, as well as increase in revenues from “Duty-free” stores, as a result of contract renegotiations.

Revenues from businesses operated directly by the Company increased by Ps. 56.3 million, or 26.9%, mainly due to an increase in the number of visitors at the VIP lounges as a result of the opening of two new VIP lounges in the La Paz and Puerto Vallarta airports, the opening of seven new convenience stores in the Guanajuato, Mexicali, Puerto Vallarta and Tijuana airports during 2019, and an increase in car parking revenues.

ii.	Revenues from the Montego Bay airport in 2Q19 increased by Ps. 8.9 million, or 6.2%, mainly driven by a 7.5% increase in revenues from duty-free stores, retail stores, leasing of space, communications and financial services, and food and beverages. This increase was offset by the 1.3% appreciation of the peso against the U.S. dollar during the quarter, from an average exchange rate of Ps. 19.3715 in 2Q18 to an average exchange rate of Ps. 19.1250 in 2Q19.

	2Q18	2Q19	Change
Businesses operated by third parties:
Leasing of space	54,810	61,672	12.5%
Car rentals	73,181	92,074	25.8%
Food and beverage operations	86,996	122,173	40.4%
Retail operations	87,841	94,941	8.1%
Duty-free operations	110,514	129,089	16.8%
Time shares operations	47,923	55,019	14.8%
Ground transportation	32,422	35,746	10.3%
Communications and financial services	21,989	22,153	0.7%
Other commercial revenues	14,409	16,688	15.8%
Total	530,085	629,555	18.8%

Businesses operated directly by us:
Car parking	79,479	95,417	20.1%
Advertising	49,887	59,941	20.2%
VIP lounges	55,563	70,906	27.6%
Convenience stores	27,267	42,167	54.6%
Total	212,197	268,431	26.5%
Recovery of costs	49,938	59,289	18.7%
Total Non-aeronautical Revenues	792,219	957,275	20.8%

Figures expressed in thousands of Mexican pesos.

-	Revenues from improvements to concession assets[1]

Revenues from improvements to concession assets (IFRIC 12) decreased by Ps. 196.8 million, or 61.7%, compared to 2Q18, mainly due to a decrease in committed investments under the Master Development Program for the Mexican airports for 2019, which resulted in a decrease of Ps. 128.4 million, or 54.9%, as well as to a decline in revenues from improvements to concession assets at the Montego Bay airport of Ps. 68.4 million, or 80.2%.

Total operating costs decreased by Ps. 29.4 million, or 1.7%, compared to 2Q18, mainly due to cost of services comprised of the following:

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

-	Operating costs at the Montego Bay airport decreased by Ps. 53.3 million, or 12.5%, compared to 2Q18 mainly due to a decrease in improvements to concession assets (IFRIC 12) of Ps. 68.4 million, which was offset by an increase in cost of services of Ps. 6.0 million, or 5.6%, and an increase in depreciation and amortization of Ps. 10.6 million or 11.9%, among others.

-	Operating costs at the Mexican airports increased by Ps. 23.9 million, or 1.9%, compared to 2Q18, mainly due to an increase in cost of services for Ps. 92.9 million, or 18.6%, higher technical assistance fees and the cost of rights over the concession assets of Ps. 32.9 million, or 14.3%, and depreciation and amortization of Ps. 28.3 million, or 9.4%. This increase was offset by a decrease in the cost of improvements to the concession assets (IFRIC 12) for Ps. 128.4 million or 54.9%.

The increase in cost of services was mainly due to:

●	An increase in maintenance expenses of Ps. 40.3 million, or 46.2%, mainly aimed at the operational areas, terminal buildings, documented baggage and cleaning services, which jointly increased by Ps. 38.4 million, or 44.3%, due to the addition of square meters at the airports that recently completed their expansions, as well as for improvements in passenger service.
●	An increase in other operating expenses of Ps. 30.1 million, or 33.4%, compared to 2Q18, mainly due to the increase in the reserve for doubtful accounts, cost of sales in the VIP lounges, convenience store fees and professional service fees, which jointly increased by Ps. 27.4 million, or 32.9%.
●	An increase in utility costs of Ps. 15.2 million, or 28.5%, compared to 2Q18, due to higher energy prices and expansions of terminal buildings.

Operating margin for 2Q19 increased by 360 basis points, from 51.1% in 2Q18 to 54.7% in 2Q19. Excluding the effects of IFRIC 12, operating margin increased by 30 basis points, from 56.3% in 2Q18 to 56.6% in 2Q19. Operating income increased by Ps. 244.0 million, or 13.9%, compared to 2Q18.

EBITDA margin increased by 410 basis points from 62.3% in 2Q18 to 66.4% in 2Q19. Excluding the effects of IFRIC 12, EBITDA margin increased by 10 basis points from 68.7% in 2Q18 to 68.8% in 2Q19. The nominal value of EBITDA increased by Ps. 282.9 million, or 13.2%, compared to 2Q18.

Financial result increased by Ps. 204.6 million, from a net expense of Ps. 31.2 million in 2Q18 to a net expense of Ps. 235.8 million in 2Q19. This increase was mainly the result of:

-	Foreign exchange rate loss of Ps. 11.1 million in 2Q19, compared to a gain of Ps. 39.9 million in 2Q18, mainly due to an 8.3% appreciation of the Mexican peso against the U.S. dollar in 2Q18, compared to a depreciation of 1.1% in 2Q19 generating an increase in foreign exchange loss of Ps. 51.0 million. The currency translation effect represented a higher loss of Ps. 407.0 million, compared to 2Q18.

-	An increase in interest expenses of Ps. 178.1 million, or 94.1%, compared to 2Q18, mainly due to a higher debt derived from the issuance of long-term bond certificates

(Certificados Bursatiles) for Ps. 3.0 billion, an increase in interest rates and a decline in the fair value of hedging instruments.

-	An increase in interest income of Ps. 24.6 million, or 28.1%, mainly due to the increase in the Company’s cash position, as well as to an increase in the interest rates.

Comprehensive income declined by Ps. 332.7 million, or 21.5%, compared to 2Q18.

This decrease was mainly the result of a higher exchange rate loss resulting from the foreign exchange conversion effects of Ps. 407.0 million, or 112.7%.

Income before income taxes increased by Ps. 40.5 million, or 2.3% in 2Q19. During 2Q19, income taxes decreased by Ps. 34.1 million, or 6.3% compared to 2Q18. This was a result of the lower incurred tax of Ps. 52.7 million that was offset by the decline in the benefit from deferred income tax of Ps. 18.6 million, due to accumulated inflation that went from 0.12% in 2Q18 to 0.06% deflation in 2Q19.

Consolidated results for the first half of 2019 (in thousands of pesos):

	6M18	6M19	Change
Revenues
Aeronautical services	4,691,925	5,209,098	11.0%
Non-aeronautical services	1,541,359	1,858,600	20.6%
Improvements to concession assets (IFRIC 12)	617,240	268,850	(56.4%)
Total revenues	6,850,524	7,336,548	7.1%

Operating costs
Costs of services:	1,124,011	1,300,943	15.7%
Employee costs	395,270	423,116	7.0%
Maintenance	216,326	260,802	20.6%
Safety, security & insurance	181,226	204,443	12.8%
Utilities	137,602	165,258	20.1%
Other operating expenses	193,587	247,324	27.8%

Technical assistance fees	202,588	229,218	13.1%
Concession taxes	536,402	618,154	15.2%
Depreciation and amortization	771,368	847,440	9.9%
Cost of improvements to concession assets (IFRIC 12)	617,240	268,850	(56.4%)
Other income	(4,843)	(8,933)	84.4%
Total operating costs	3,246,765	3,255,672	0.3%
Income from operations	3,603,758	4,080,876	13.2%

Financial Result	18,375	(318,347)	(1832.5%)
Share of loss of associates	(759)	(7)	99.1%
Income before income taxes	3,621,374	3,762,522	3.9%
Income taxes	(1,002,876)	(1,101,400)	9.8%
Net income	2,618,498	2,661,122	1.6%
Currency translation effect	28,810	(139,739)	(585.0%)
Remeasurements of employee benefit – net income tax	650	(293)	(145.1%)
Comprehensive income	2,647,959	2,521,090	(4.8%)
Non-controlling interest	(59,971)	(44,929)	25.1%
Comprehensive income attributable to controlling interest	2,587,988	2,476,161	(4.3%)

	6M18	6M19	Change
EBITDA	4,375,125	4,928,315	12.6%
Comprehensive income	2,647,959	2,521,090	(4.8%)
Comprehensive income per share (pesos)	4.7201	4.4939	(4.8%)
Comprehensive income per ADS (US dollars)	2.4572	2.3395	(4.8%)

Operating income margin	52.6%	55.6%	5.7%
Operating income margin (excluding IFRIC 12)	57.8%	57.7%	(0.1%)
EBITDA margin	63.9%	67.2%	5.2%
EBITDA margin (excluding IFRIC 12)	70.2%	69.7%	(0.7%)
Costs of services and improvements / total revenues	25.4%	21.4%	(15.8%)
Cost of services / total revenues (excluding IFRIC 12)	18.0%	18.4%	2.1%

- Net income and comprehensive income per share were calculated based on 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 19.2089 per U.S. dollar (the noon buying rate on June 28, 2019, as published by the U.S. Federal Reserve Board).

- For purposes of the consolidation of the Montego Bay airport, the average monthly exchange rate of Ps. 19.1724 per U.S. dollar for the three months ended June 30, 2019 was used.

Revenues (1H19 vs 1H18)

●	Aeronautical services revenues increased by Ps. 517.2 million, or 11.0%.

●	Non-aeronautical services revenues increased by Ps. 317.2 million, or 20.6%.

●	Revenues from improvements to concession assets declined by Ps. 348.4 million, or 56.4%.

●	Total revenues increased by Ps. 486.0 million, or 7.1%.

-	Aeronautical services revenues include:

i.	Revenues from the Mexican airports increased by Ps. 440.4 million, or 11.1%, compared to 1H18, generated primarily by the 7.3% passenger traffic increase, as well as higher passenger fees due to inflation.

ii.	Revenues from the Montego Bay airport increased by Ps. 76.8 million, or 10.4%, compared to 1H18. This was primarily due to an 8.7% increase in passenger traffic and the adjustment in passenger fees as a result of inflation and to a 0.6% depreciation of the Mexican peso against the U.S. dollar, from an average exchange rate of Ps. 19.0653 in 1H18 to an average exchange rate of Ps. 19.1724 in 1H19.

-	Non-aeronautical services revenues include:

i.	The Mexican airports contributed an increase of Ps. 288.1 million, or 22.6%, compared to 1H18, driven mainly by a Ps. 171.8 million increase in revenues from third-party operated businesses. This was mainly due to the opening of commercial spaces, the increase in revenues from car rentals, food and beverage operations, retail stores and timeshares at the Guanajuato, Guadalajara, Puerto Vallarta and Tijuana airports, as well as an increase in revenues from “Duty-free” stores, as a result of contract renegotiations.

Revenues from businesses operated directly by the Company increased by Ps. 94.0 million or 24.3%, mainly due to an increase in the number of visitors at the VIP lounges as a result of the opening of two new VIP lounges in the La Paz and Puerto Vallarta airports, the opening of seven new convenience stores in the Guanajuato, Mexicali, Puerto Vallarta and Tijuana airports, and an increase in car parking revenues.

ii.	Montego Bay airport revenues increased by Ps. 29.2 million, or 10.9%, compared to 1H18, mainly due to a 10.2% increase in revenues from duty-free stores, retail stores, leasing of space and food and beverages, as well as to the 0.6% depreciation of the peso versus the U.S. dollar during 1H19.

	6M18	6M19	Change
Businesses operated by third parties:
Leasing of space	112,549	124,174	10.3%
Car rentals	146,203	184,247	26.0%
Food and beverage operations	164,937	234,568	42.2%
Retail operations	169,218	186,767	10.4%
Duty-free operations	218,446	260,140	19.1%
Time shares operations	96,825	107,846	11.4%
Ground transportation	65,543	72,747	11.0%
Communications and financial services	40,845	43,242	5.9%
Other commercial revenues	31,526	32,943	4.5%
Total	1,046,092	1,246,674	19.2%

Businesses operated directly by us:
Car parking	156,614	181,000	15.6%
Advertising	84,462	94,868	12.3%
VIP lounges	100,649	134,518	33.7%
Convenience stores	50,984	76,282	49.6%
Total	392,710	486,668	23.9%
Recovery of costs	102,557	125,257	22.1%
Total Non-aeronautical Revenues	1,541,359	1,858,600	20.6%

-	Revenues from improvements to concession assets[2]

Revenues from improvements to concession assets (IFRIC 12) decreased by Ps. 348.4 million, or 56.4%, compared to 1H18, mainly due to a decrease in committed investments under the Master Development Program for the Mexican airports for 2019 that resulted in a decrease in improvements to concession assets of Ps. 256.7 million, or 54.9%, and to a decline in revenues improvements to concession assets at the Montego Bay airport of Ps. 91.7 million, or 61.3%, compared to 1H18.

Total operating costs during 1H19 increased by Ps. 8.9 million, or 0.3%, compared to 1H18, and comprised the following:

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

-	Operating Costs at the Mexican airports increased by Ps. 22.6 million, or 0.9%, mainly due to an increase in the cost of services of Ps. 164.4 million, or 17.9%, an increase in technical assistance fees and the cost of rights to concession assets of Ps. 62.8 million, or 13.6%, and depreciation and amortization of Ps. 56.3 million, or 9.5%, all of which were offset by a decrease in improvements to concession assets (IFRIC 12) of Ps. 256.7 million, or 54.9%.

The increase in cost of services was explained by:

●	Other operating expenses increased by Ps. 55.0 million or 33.1% versus 1H18, mainly due to an increase of Ps. 51.5 million, or 54.5%, in the reserve for doubtful accounts, cost of sales in VIP lounges and convenience stores and professional service fees.

●	Maintenance costs increased by Ps. 44.5 million, or 20.6% versus 1H18, mainly due to maintenance of operating areas, terminal buildings, cleaning services and documented baggage inspection equipment, and the latest expansions to the terminal buildings.

●	Utility costs increased by Ps. 28.2 million, or 31.6%, compared to 1H18, due to the additional square meters in terminal buildings (as a result of the expansions) and higher energy prices during 1H19.

●	Employee costs increased by Ps. 24.4 million or 7.3%, compared to 1H18, mainly due to an increase in personnel, and salary adjustments.

Operating costs at the Montego Bay airport decreased by Ps. 13.7 million, or 1.7% compared to 1H18, mainly due to a decrease in improvements to concession assets (IFRIC12) of Ps. 91.7 million, which was offset by an increase in cost of services of Ps. 12.5 million, or 6.0%, an increase in the cost of concession assets rights of Ps. 45.6 million, or 16.5%, and depreciation and amortization of Ps. 19.1 million or 23.7%

Operating margin increased by 300 basis points from 52.6% in 1H18 to 55.6% in 1H19. Operating margin, excluding the effects of IFRIC 12, decreased by 10 basis points from 57.8% to 57.7% in 1H19. Operating income increased by Ps. 477.1 million, or 13.2%, compared to 1H18.

EBITDA margin increased by 330 basis points from 63.9% in 1H18 to 67.2% in 1H19. EBITDA margin, excluding the effects of IFRIC 12, decreased by 50 basis points from 70.2% in 1H18 to 69.7% in 1H19. The nominal value of EBITDA increased by Ps. 553.2 million, or 12.6%, compared to 1H18.

Financial result increased by Ps. 336.7 million, from a net gain of Ps. 18.4 million in 1H18 to a net loss of Ps. 318.3 million in 1H19. This increase mainly includes:

-	The foreign exchange gain decreased from a gain of Ps. 194.7 million in 1H18 to a gain of Ps. 58.3 million in 1H19 due to a 0.6% depreciation of the Mexican peso against the U.S. dollar in 1H18 compared to an appreciation of 2.6% in 1H19, which generated a decrease in foreign exchange gain of Ps. 136.4 million. In addition, the effect in foreign currency translation effect resulted in a net loss of Ps. 168.5 million compared with 1H18.

-	Interest expenses increased by Ps. 250.5 million or 61.4% compared to 1H18, mainly due to an increase in debt derived from the issuance of long-term bond certificates (Certificados Bursatiles) of Ps. 3.0 billion, as well as an increase in interest rates and a decline in the fair value of hedging instruments.

-	Interest income increased by Ps. 50.2 million or 21.7%, due to the increase in the Company’s cash position and higher interest rates.

Comprehensive income declined by Ps. 126.9 million, or 4.8%, compared to 1H18.

This decrease was mainly the result of higher exchange loss of Ps. 168.5 million.

Income before income taxes increased by Ps. 141.1 million, or 3.9% in 2Q19. Income taxes increased by Ps. 98.5 million, or 9.8%, due to a decline in the benefit from deferred income tax of Ps. 113.8 million and a lower inflation rate, which went from an inflation rate of 1.0% in 1H18 to an inflation of 0.4% in 1H19. This result was offset by a Ps. 15.3 million decrease in taxes incurred.

Statement of Financial Position

Total assets as of June 30, 2019 increased by Ps. 2,508.6 million compared to June 30, 2018, primarily due to the following items: (i) cash and cash equivalents of Ps. 1,944.3 million, (ii) improvements to concession assets of Ps. 809.2 million, (iii) machinery, equipment and improvements to leased buildings of Ps. 179.0 million and (iv) accounts receivable of Ps. 24.8 million. This result was offset by a decline in airport concessions of Ps. 454.3 million, due to amortization.

Total liabilities as of June 30, 2019 increased by Ps. 3,702.2 million compared to the same period of 2018. This increase was primarily due to the following items: (i) an increase in long-term bond certificates (Certificados Bursátiles) of Ps. 3.0 billion, (ii) dividends payable of Ps. 420.5 million, and (iii) increase in long-term bank loans of Ps. 350.5 million. These increases were offset by a decrease in short-term bank loans of Ps. 91.4 million, among others.

Recent Events

In accordance with the regulatory framework applicable to Mexican airports, on June 28, 2019, the Company presented its proposals for the Master Development Program (MDP) and for the applicable passenger fees for the 2020-2024 period to the Federal Aviation Administration (Dirección General de Aeronáutica Civil, or DGAC). Under the applicable Mexican regulatory framework, the Company must obtain approval from the DGAC for its proposals by December 31, 2019.

* * *

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. Subject to certain conditions precedent, GAP expects to take control of the operation of the Kingston airport in the last quarter of 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	2Q18	2Q19	Change	6M18	6M19	Change
Guadalajara
Aeronautical services	682,897	697,161	2.1%	1,330,024	1,389,142	4.4%
Non-aeronautical services	188,018	244,078	29.8%	366,985	463,117	26.2%
Improvements to concession assets (IFRIC 12)	43,372	10,394	(76.0%)	86,744	20,788	(76.0%)
Total Revenues	914,286	951,631	4.1%	1,783,752	1,873,045	5.0%
Operating income	596,809	598,018	0.2%	1,155,787	1,188,218	2.8%
EBITDA	671,658	687,455	2.4%	1,309,872	1,362,259	4.0%

Tijuana
Aeronautical services	338,521	400,004	18.2%	635,369	758,237	19.3%
Non-aeronautical services	80,625	117,233	45.4%	153,512	208,954	36.1%
Improvements to concession assets (IFRIC 12)	49,172	5,586	(88.6%)	98,344	11,171	(88.6%)
Total Revenues	468,318	522,822	11.6%	887,225	978,362	10.3%
Operating income	276,610	318,809	15.3%	504,255	600,362	19.1%
EBITDA	321,178	372,321	15.9%	591,904	704,165	19.0%

Puerto Vallarta
Aeronautical services	251,206	279,770	11.4%	599,343	660,954	10.3%
Non-aeronautical services	102,172	118,166	15.7%	213,597	247,268	15.8%
Improvements to concession assets (IFRIC 12)	3,436	2,972	(13.5%)	6,873	5,945	(13.5%)
Total Revenues	356,813	400,908	12.4%	819,813	914,167	11.5%
Operating income	231,960	242,091	4.4%	556,570	607,339	9.1%
EBITDA	270,428	282,693	4.5%	633,029	686,428	8.4%

Los Cabos
Aeronautical services	311,211	356,629	14.6%	636,164	710,960	11.8%
Non-aeronautical services	176,231	201,824	14.5%	345,987	396,433	14.6%
Improvements to concession assets (IFRIC 12)	72,184	61,775	(14.4%)	144,368	123,550	(14.4%)
Total Revenues	559,625	620,228	10.8%	1,126,520	1,230,943	9.3%
Operating income	327,531	362,039	10.5%	667,342	739,548	10.8%
EBITDA	381,109	422,210	10.8%	773,923	856,160	10.6%

Montego Bay
Aeronautical services	362,571	379,769	4.7%	741,885	818,696	10.4%
Non-aeronautical services	137,305	145,815	6.2%	268,432	297,603	10.9%
Improvements to concession assets (IFRIC 12)	85,359	16,927	(80.2%)	149,658	57,977	(61.3%)
Total Revenues	585,235	542,511	(7.3%)	1,159,974	1,174,276	1.2%
Operating income	159,182	169,775	6.7%	349,847	377,807	8.0%
EBITDA	248,596	269,869	8.6%	526,078	573,775	9.1%

Exhibit A: Operating results by airport (in thousands of pesos): (continued)

Airport	2Q18	2Q19	Change	6M18	6M19	Change
Guanajuato
Aeronautical services	114,833	154,357	34.4%	222,252	285,782	28.6%
Non-aeronautical services	39,139	44,241	13.0%	68,711	83,462	21.5%
Improvements to concession assets (IFRIC 12)	13,684	817	(94.0%)	27,368	1,633	(94.0%)
Total Revenues	167,655	199,415	18.9%	318,331	370,877	16.5%
Operating income	99,024	130,734	32.0%	186,243	244,541	31.3%
EBITDA	114,190	148,596	30.1%	215,466	279,606	29.8%

Hermosillo
Aeronautical services	78,298	88,219	12.7%	150,095	161,699	7.7%
Non-aeronautical services	20,473	24,422	19.3%	36,050	45,757	26.9%
Improvements to concession assets (IFRIC 12)	780	832	6.7%	1,560	1,664	6.7%
Total Revenues	99,551	113,474	14.0%	187,704	209,121	11.4%
Operating income	42,073	48,615	15.5%	77,044	85,910	11.5%
EBITDA	59,937	68,346	14.0%	111,912	124,613	11.3%

Others (1)
Aeronautical services	191,888	221,864	15.6%	376,792	423,629	12.4%
Non-aeronautical services	48,258	61,496	27.4%	88,086	116,006	31.7%
Improvements to concession assets (IFRIC 12)	51,163	23,061	(54.9%)	102,326	46,121	(54.9%)
Total Revenues	291,309	306,421	5.2%	567,204	585,756	3.3%
Operating income	81,111	91,351	12.6%	156,372	164,712	5.3%
EBITDA	127,653	142,203	11.4%	250,036	263,909	5.5%

Total
Aeronautical services	2,331,424	2,577,773	10.6%	4,691,925	5,209,098	11.0%
Non-aeronautical services	792,219	957,275	20.8%	1,541,359	1,858,600	20.6%
Improvements to concession assets (IFRIC 12)	319,150	122,363	(61.7%)	617,240	268,850	(56.4%)
Total Revenues	3,442,794	3,657,410	6.2%	6,850,524	7,336,548	7.1%
Operating income	1,814,300	1,961,431	8.1%	3,653,459	4,008,436	9.7%
EBITDA	2,194,748	2,393,692	9.1%	4,412,219	4,850,913	9.9%

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Exhibit B: Consolidated statement of financial position as of June 30 (in thousands of pesos):

	2018	2019	Change	%
Assets
Current assets
Cash and cash equivalents	8,280,070	10,224,400	1,944,330	23.5%
Trade accounts receivable - net	1,066,451	1,091,287	24,836	2.3%
Other current assets	215,815	376,953	161,138	74.7%
Total current assets	9,562,336	11,692,640	2,130,304	22.3%

Advanced payments to suppliers	212,254	170,011	(42,243)	(19.9%)
Machinery, equipment and improvements to leased buildings - net	1,655,031	1,834,010	178,979	10.8%
Improvements to concession assets - net	10,325,177	11,134,421	809,244	7.8%
Airport concessions - net	11,543,181	11,088,915	(454,266)	(3.9%)
Rights to use airport facilities - net	958,646	901,973	(56,673)	(5.9%)
Other acquired rights	501,973	489,948	(12,025)	(2.4%)
Deferred income taxes	5,386,297	5,389,576	3,279	0.1%
Other non-current assets	261,331	213,332	(47,999)	(18.4%)
Total assets	40,406,226	42,914,825	2,508,600	6.2%

Liabilities
Current liabilities	5,683,471	8,262,415	2,578,944	45.4%
Long-term liabilities	15,253,782	16,377,011	1,123,229	7.4%
Total liabilities	20,937,253	24,639,426	3,702,173	17.7%

Stockholders' Equity
Common stock	7,777,576	6,185,082	(1,592,494)	(20.5%)
Legal reserve	1,345,710	1,592,550	246,840	18.3%
Net income	2,562,886	2,600,089	37,203	1.5%
Retained earnings	4,514,704	4,579,884	65,180	1.4%
Reserve for share repurchase	2,983,374	3,283,374	300,000	10.1%
Repurchased shares	(1,733,374)	(1,733,374)	-	0.0%
Foreign currency translation reserve	900,751	651,985	(248,766)	(27.6%)
Remeasurements of employee benefit – Net	8,821	7,716	(1,105)	(12.5%)
Total controlling interest	18,360,448	17,167,306	(1,193,142)	(6.5%)
Non-controlling interest	1,108,525	1,108,093	(432)	(0.0%)
Total stockholder´s equity	19,468,973	18,275,399	(1,193,574)	(6.1%)

Total liabilities and stockholders' equity	40,406,226	42,914,825	2,508,600	6.2%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

	2Q18	2Q19	Change	6M18	6M19	Change
Cash flows from operating activities:
Consolidated net income	1,189,018	1,263,573	6.3%	2,618,498	2,661,122	1.6%

Postemployment benefit costs	4,305	2,071	(51.9%)	4,739	6,929	46.2%
Bad debt expense	(3,139)	(5,172)	64.8%	(6,159)	(25,087)	307.3%
Depreciation and amortization	386,999	425,839	10.0%	771,368	847,440	9.9%
Lost sale of fixed assets	-	1,173	100.0%	-	2,062	100.0%
Interest expense	190,982	311,170	62.9%	414,307	547,517	32.2%
Loss share of profit of associates	995	3	(99.7%)	759	7	(99.1%)
Long-term provisions	1,080	1,770	63.9%	2,700	3,390	25.6%
Income tax expense	537,173	503,081	(6.3%)	1,002,876	1,101,404	9.8%
Bank loan exchange rate fluctuation	239,631	(19,176)	(108.0%)	43,814	(70,464)	(260.8%)
Net loss on derivative financial instruments	(36,913)	88,164	(338.8%)	(35,414)	98,859	(379.2%)
	2,510,132	2,572,496	2.5%	4,817,485	5,173,179	7.4%

Changes in working capital:
(Increase) decrease in
Trade accounts receivable	4,269	146,456	3330.7%	(62,272)	319,498	(613.1%)
Recoverable tax on assets and other assets	(400,876)	(64,829)	(83.8%)	(383,078)	(102,168)	(73.3%)
Increase (decrease) in
Concession taxes payable	(143,576)	(209,778)	46.1%	(110,169)	(150,118)	36.3%
Accounts payable	(284,131)	(145,152)	(48.9%)	14,007	(149,296)	(1165.9%)
Cash generated by operating activities	1,685,818	2,299,193	36.4%	4,275,972	5,091,093	19.1%
Income taxes paid	(657,043)	(543,418)	(17.3%)	(1,157,244)	(1,066,816)	(7.8%)
Net cash flows provided by operating activities	1,028,775	1,755,775	70.7%	3,118,730	4,024,278	29.0%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(503,809)	(395,736)	(21.5%)	(1,161,436)	(844,627)	(27.3%)
Cash flows from sales of machinery and equipment	434	332	(23.5%)	425	707	66.5%
Other investing activities	9,669	(27,166)	(381.0%)	1,396	(25,574)	(1932.0%)
Acquisition business	-	9,586	100.0%	-	9,586	100.0%
Net cash used by investment activities	(493,706)	(412,984)	(16.4%)	(1,159,615)	(859,908)	(25.8%)

Cash flows from financing activities:
Dividends declared and paid non-controlling interest	-	-	0.0%	(126,403)	-	(100.0%)
Capital distribution	(1,250,870)	(1,592,494)	27.3%	(1,250,870)	(1,592,494)	27.3%
Debt securities	-	-	0.0%	-	3,000,000	100.0%
Proceeds from bank loans	57,196	95,862	67.6%	57,196	95,862	67.6%
Payments on bank loans	(3,872)	-	(100.0%)	(75,933)	-	(100.0%)
Interest paid	(147,573)	(249,009)	68.7%	(409,488)	(546,295)	33.4%
Interest paid on lease	-	(671)	100.0%	-	(1,988)	100.0%
Payments of obligations for leasing	-	(3,074)	100.0%	-	(7,981)
Net cash flows used in financing activities	(1,345,119)	(1,749,386)	30.1%	(1,805,498)	947,105	(152.5%)

Effects of exchange rate changes on cash held	464,374	(25,594)	(105.5%)	396,309	(38,531)	(109.7%)
Net increase in cash and cash equivalents	(345,677)	(432,189)	25.0%	549,926	4,072,944	640.6%
Cash and cash equivalents at beginning of year	8,625,747	10,656,588	23.5%	7,730,142	6,151,457	(20.4%)
Cash and cash equivalents at the end of year	8,280,070	10,224,400	23.5%	8,280,070	10,224,400	23.5%

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

	2Q18	2Q19	Change	6M18	6M19	Change
Revenues
Aeronautical services	2,331,424	2,577,773	10.6%	4,691,925	5,209,098	11.0%
Non-aeronautical services	792,219	957,275	20.8%	1,541,359	1,858,600	20.6%
Improvements to concession assets (IFRIC 12)	319,150	122,363	(61.7%)	617,240	268,850	(56.4%)
Total revenues	3,442,794	3,657,411	6.2%	6,850,524	7,336,548	7.1%

Operating costs
Costs of services:	606,387	705,304	16.3%	1,124,011	1,300,943	15.7%
Employee costs	223,320	228,793	2.5%	395,270	423,116	7.0%
Maintenance	107,537	148,362	38.0%	216,326	260,802	20.6%
Safety, security & insurance	93,263	102,312	9.7%	181,226	204,443	12.8%
Utilities	77,829	92,489	18.8%	137,602	165,258	20.1%
Other operating expenses	104,438	133,348	27.7%	193,587	247,324	27.8%

Technical assistance fees	99,841	113,644	13.8%	202,588	229,218	13.1%
Concession taxes	275,287	292,887	6.4%	536,402	618,154	15.2%
Depreciation and amortization	386,999	425,839	10.0%	771,368	847,440	9.9%
Cost of improvements to concession assets (IFRIC 12)	319,150	122,363	(61.7%)	617,240	268,850	(56.4%)
Other income	(3,245)	(5,025)	54.9%	(4,843)	(8,933)	84.4%
Total operating costs	1,684,419	1,655,012	(1.7%)	3,246,765	3,255,672	0.3%
Income from operations	1,758,375	2,002,399	13.9%	3,603,758	4,080,876	13.2%

Financial Result	(31,188)	(235,742)	655.9%	18,375	(318,347)	(1832.5%)
Share of loss of associates	(995)	(3)	99.7%	(759)	(7)	99.1%
Income before income taxes	1,726,192	1,766,654	2.3%	3,621,374	3,762,522	3.9%
Income taxes	(537,173)	(503,081)	(6.3%)	(1,002,876)	(1,101,400)	9.8%
Net income	1,189,019	1,263,573	6.3%	2,618,498	2,661,122	1.6%
Currency translation effect	361,175	(45,788)	(112.7%)	28,810	(139,739)	(585.0%)
Remeasurements of employee benefit – net income tax	121	(146)	(220.4%)	650	(293)	(145.1%)
Comprehensive income	1,550,315	1,217,639	(21.5%)	2,647,959	2,521,090	(4.8%)
Non-controlling interest	(76,630)	(19,763)	74.2%	(59,971)	(44,929)	25.1%
Comprehensive income attributable to controlling interest	1,473,686	1,197,876	(18.7%)	2,587,988	2,476,161	(4.3%)

 The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reseve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders’ Equity
Balance as of January 1, 2018	9,028,446	1,119,029	2,728,374	(1,733,374)	9,001,269	884,471	21,028,215	1,048,554	22,076,769
Transfer of earnings	-	226,680	-	-	(226,680)	-	-	-	-
Reserve for repurchase of share	-	-	255,000	-	(255,000)	-	-	-	-
Capital distribution	(1,250,870)	-	-	-	-	-	(1,250,870)	-	(1,250,870)
Dividends paid non-controlling interest	-	-	-	-	(4,004,886)	-	(4,004,886)	-	(4,004,886)
Comprehensive income:
Net income	-	-	-	-	2,562,886	-	2,562,886	55,613	2,618,499
Foreign currency translation reserve	-	-	-	-	-	24,452	24,452	4,358	28,810
Remeasurements of employee benefit – Net	-	-	-	-	-	650	650	-	650
Balance as of June 30, 2018	7,777,576	1,345,710	2,983,374	(1,733,374)	7,077,589	909,573	18,360,448	1,108,525	19,468,973

Balance as of January 1, 2019	7,777,576	1,345,710	2,983,374	(1,733,374)	9,552,072	783,628	20,708,986	1,063,164	21,772,150
Transfer of earnings	-	246,840	-	-	(246,840)	-	-	-	-
Dividends declared	-	-	-	-	(4,425,346)	-	(4,425,346)	-	(4,425,346)
Reserve for repurchase of share	-	-	300,000	-	(300,000)	-	-	-	-
Capital distribution	(1,592,494)	-	-	-	-	-	(1,592,494)	-	(1,592,494)
Comprehensive income:
Net income	-	-	-	-	2,600,089	-	2,600,089	61,033	2,661,122
Foreign currency translation reserve	-	-	-	-	-	(123,635)	(123,635)	(16,104)	(139,739)
Remeasurements of employee benefit – Net	-	-	-	-	-	(293)	(293)	-	(293)
Balance as of June 30, 2019	6,185,082	1,592,550	3,283,374	(1,733,374)	7,179,975	659,701	17,167,306	1,108,093	18,275,399

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

	2Q18	2Q19	Change	6M18	6M19	Change
Total passengers	11,123.9	12,209.3	9.8%	22,422.5	24,096.5	7.5%
Total cargo volume (in WLUs)	549.2	539.9	(1.7%)	1,079.8	1,079.8	0.0%
Total WLUs	11,673.0	12,749.2	9.2%	23,502.2	25,176.4	7.1%

Aeronautical & non aeronautical services per passenger (pesos)	280.8	289.5	3.1%	278.0	293.3	5.5%
Aeronautical services per WLU (pesos)	199.7	202.2	1.2%	199.6	206.9	3.6%
Non aeronautical services per passenger (pesos)	71.2	78.4	10.1%	68.7	77.1	12.2%
Cost of services per WLU (pesos)	51.9	55.3	6.5%	47.8	51.7	8.0%

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

Date July 25, 2019